FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Summary of ICA Business Plan

June 17, 2016, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) made a preliminary summary of its business plan, attached to this press release, publicly available to creditors and investors. This preliminary business plan does not take into account the signing of the US$215 million secured convertible loan announced today, and as a result should not be relied upon by any party in performing a valuation of ICA’s assets. In particular, these projections do not account for the dilution of ICA’s interest in certain concession and construction subsidiaries and entities that would result from the exercise of the conversion feature or the payment-in-kind option under the convertible loan.

ICA encourages a more comprehensive discussion of its future plans, including any future restructuring of its existing debt, with all of its stakeholders.

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.mx/ir.

For more information, please contact: Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer In the US: Daniel Wilson, Zemi Communications +(1212) 689 9560 dbmwilson@zemi.com

Exhibit 1

Summary of Empresas ICA, S.A.B. de C.V. (“ICA”)’s Business Plan

Basis of Preparation

The business plan was developed to be consistent with the expected ongoing businesses of the Construction and Concessions segments, while most of the other parts of the business are treated as long-term investments (equity method).

Note: The reason that the threshold for consolidating concessions increases to 52% in the business plan (from 50%) is to reflect the fact that the OVT concessions (which ICA own 51%) are treated as equity investments in the business plan (vs. being consolidated in the Company's financial statements). Also note that Facchina and ICA Fluor are incorporated in the business plan as long-term investments
Accordingly, the Business Plan has been simplified, and does not follow the IFRS consolidating accounting policies that the Company follows for its financial statements. However, this method presents a clearer picture of these concessions’ profits and cash generation that would be available for debt service.

Business Plan Principles

The Company has adopted the following principles in developing the Business Plan herein:

International and Housing / Real Estate Divisions

    The international Division along with the Housing / Real Estate Division are being wound down.
    In addition, the Company will be exiting its International Concession projects that have not yet started.

Concessions

    The expansion of the Concession division will be limited to completing the Palmillas project in the near future. Post restructuring, ICA will assess investing in new concessions, although no such investments are reflected in the Business Plan.
    The Company will return or have the Government invest in the Barranca Larga concession as it is not viable to complete on a stand alone basis.

Construction

    Going forward, the Construction Business will be limited to the Mexican operations.
    The strategy going forward will be to get back to the basics:
a)	Minimize the amount of work that is performed out of scope and without a contractual change order.
b)	Profitability will be the main driver.

Airports

    Continue to own the control shares in OMA.

High Level Summary of Projected Income Statement

Disclaimer & Limitation

This summary contains information on the Company. Statements that are not historical facts, including statements about the Company’s strategy, plans, objectives, assumptions, prospects, beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore the reader should not place undue reliance on them. Actual results could differ materially and adversely from those expressed or implied by the forward-looking statements as a result of factors that may be beyond the Company’s control.

Summary of Empresas ICA, S.A.B. de C.V. (“ICA”)’s Business Plan

Presented below is ICA’s projected income statement from 2016 to 2020 in MXN million:

Projected Revenues

The following table summarize projected revenue by business segment:

Approximately 57.0% of the 5-year cumulative revenue is expected to come from the Domestic Construction segment, with the balance coming from the concessions segment.
Revenue is projected to decrease in nominal terms at a 6.0% 4-year CAGR from 2016 – 2020.

High Level Summary of Projected Income Statement

For 2016, approximately 97.3% of revenues from the Construction segment are projected to come from existing projects.

Disclaimer & Limitation

This summary contains information on the Company. Statements that are not historical facts, including statements about the Company’s strategy, plans, objectives, assumptions, prospects, beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore the reader should not place undue reliance on them. Actual results could differ materially and adversely from those expressed or implied by the forward-looking statements as a result of factors that may be beyond the Company’s control.

Summary of Empresas ICA, S.A.B. de C.V. (“ICA”)’s Business Plan

Revenue from concessions only include the revenues of the Autopista Río de Los Remedios Ecatepec (ANESA), Sarre and Papagos Penitentiaries and the Autopista Apaseo – Palmillas (Palmillas) concessions.
Concession revenues are expected to decrease after 2016 as a result of the completion of the construction of the Palmillas toll highway.
From 2018 to 2020 revenue from concessions is projected to come exclusively from the operation of the concessions and it is expected to grow at a 4.9% 3-year CAGR during 2017 - 2020.

Gross Margin

Gross margin is projected to be 27.7% per year on average. The Concession segment has higher margins which brings up the overall average margins – compared to Domestic Construction which has much lower gross margins.
Gross margin is projected to increase after 2016 as a result of the completion of the Palmillas highway, since the margin of construction is significantly lower than the margin of a toll road concession in operations.
The Concessions segment is expected to increase its margin mostly as result of the projected price increase of the ANESA toll and the projected growth of ANESA and Palmillas’ traffic. Palmillas is projected to start operations in late 2016.

EBITDA

Projected EBITDA can be broken down by segment as follows:

For the projected period, for the most part, EBITDA is expected to grow in line with revenue and gross margin.
EBITDA margin is projected to remain between 21.5% and 26.8% after 2016.
For 2016, EBITDA margin is projected to be lower than in 2017 – 2020 because it includes the completion of the construction of the Palmillas highway, and more significantly, one time severance payments to right size the business.

Disclaimer & Limitation

This summary contains information on the Company. Statements that are not historical facts, including statements about the Company’s strategy, plans, objectives, assumptions, prospects, beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore the reader should not place undue reliance on them. Actual results could differ materially and adversely from those expressed or implied by the forward-looking statements as a result of factors that may be beyond the Company’s control.

Summary of Empresas ICA, S.A.B. de C.V. (“ICA”)’s Business Plan

High Level Summary of Projected Income Statement

Other Profit and Losses Projected Items

The interest included in the income statement relates to the accrued interest related to the entities whose operations are consolidated. These include the interest of the Construction, Concessions and the International segments. Note that for the most part the business plan does not accrue interest on the Corporate debt.
For the projected period, the Company is expected to have a total foreign exchange loss mostly related the increase in US denominated debt balance as result of the projected devaluation of the Mexican Peso against the USD.
Projected dividends include dividends from a partly owned water treatment plant and partly owned Construction company, various projects in Latin America, ICA’s 51% interest in OVT Concessions, minority interests in other Concessions and OMA.
Other income relates mostly to management fees from partially owned subsidiaries.

Disclaimer & Limitation

This summary contains information on the Company. Statements that are not historical facts, including statements about the Company’s strategy, plans, objectives, assumptions, prospects, beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore the reader should not place undue reliance on them. Actual results could differ materially and adversely from those expressed or implied by the forward-looking statements as a result of factors that may be beyond the Company’s control.

High Level Summary of ICA´s Statements of Cash Flows

Presented below is ICA’s projected cash flows from 2016 to 2020 in MXN million:

The change in accounts receivable is largely driven by the collection of overdue receivables and then collecting going forward in a normalized time frame.
Client advances is mainly the amortization of the advances during 2016 and 2017.
The change in accounts payable is the amortization of the outstanding payables. Most of the non-project payables are amortized straight line over 3 years starting July 1, 2016.
Other Cash From Operations primarily includes cash taxes (in excess of MXN 5.1 billion during the projected period), and one-time cash outflows including restructuring fees.
Cash Flow from Investments mainly relates to distributions / management fees from subsidiaries, assets that have already been sold, offset by capital expenditures on the Palmillas Concessions project in 2016.
Cash Flow from Financing primarily includes debt service and new financing in the Concession segment, and to a lesser extent the Construction segment. The Company’s business plan excludes debt service on Corporate debt and international project debt that is to be sold or is unsecured.

Disclaimer & Limitation

This summary contains information on the Company. Statements that are not historical facts, including statements about the Company’s strategy, plans, objectives, assumptions, prospects, beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore the reader should not place undue reliance on them. Actual results could differ materially and adversely from those expressed or implied by the forward-looking statements as a result of factors that may be beyond the Company’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer